WF&G Draft: 9/14/05

                                N-SAR DISCLOSURE

Sub-item 77Q3
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(a)(i) The Chief Executive and Financial Officers concluded that the
Registrant's Disclosure Controls and Procedures are effective based on the evaluation of the Disclosure Controls and Procedures as of a date within 90 days of the filing date of this report.

(a)(ii) As noted in the September 26, 2005 report of the Registrant's independent auditors, PricewaterhouseCoopers LLP ("PwC"), filed in response to sub-item 77B of this Form N-SAR, management has discussed with PwC that management has instituted additional procedures to enhance its internal control environment, and to reduce the likelihood of weaknesses of the type described in PwC's report dated September 26, 2005 and delivered to Registrant on September 26, 2005.